Mail Stop 4-6

February 18, 2005


Mr. Jerome R. Mahoney
Chairman of the Board
SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re:	SpeechSwitch, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
January 14, 2005
	File No. 333-120507

Dear Mr. Mahoney:

      We have reviewed your filing and have the following comments which we summarized and communicated to your counsel, Scott Rosenblum, Esq. of Kramer Levin Naftalis & Frankel LLP on February 10, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to our prior comment no. 1. We acknowledge that you have entered into an agreement. However, we reiterate that the structure of your `equity line` transaction does not fit the necessary parameters for a valid equity line financing with respect to our guidance concerning such financings. In particular the necessary purchase commitment of the investor was not established in an equity line agreement prior to the filing of the resale registration statement for the equity line shares. We do not concur with your assertion that you may subsequently satisfy the conditions we cited in the prior letter and use the existing equity line at that time. See interpretation 4S of the March 1999 supplement to the telephone interpretation manual. Your reference to an `equity line` arrangement in a manner that suggests it is or will become a source of funding on which you and investors may rely is not appropriate. Please revise the disclosure throughout the filing to remove any implication that the agreement you refer to as an `equity line` provides you with a viable mechanism to obtain needed financing. In this regard, your summary, risk factors and management`s discussion and analysis, as well as the reference on page F-15 should all be revised to provide investors with information concerning this agreement that will not be readily misinterpreted. In the context of an agreement that does not provide a viable source of financing, we do not understand why detailed descriptions of the financial terms of the agreement or the procedures associated with hypothetical performance under that agreement conforms to the requirements of Rule
421(b).

2. It appears that Cornell Capital, the proposed investor under your current equity line agreement, holds convertible or exercisable securities with conversion prices or exercise prices that will fluctuate with a market price rate. Please be advised that equity line agreements with any proposed investor that holds convertible or exercisable securities that have market-price sensitive conversion or exercise prices will not be viewed as arrangements that are binding on the investor in the manner required by Interpretation 4S of the March 1999 supplement to the telephone interpretation manual. We note that the purchase obligation of the holder of the security with a market-sensitive conversion or exercise rate under the equity line can affect the purchase obligations under the equity line.

Prospectus Summary

Overview, pp. 1-3

3. We note your revised disclosure in response to our prior comment no. 10. Please disclose the cash balance iVoice will be retaining in your discussion of what iVoice`s management and board considered in establishing your initial capitalization. Please also supplementally inform us why iVoice will need to expand its research and development efforts in light of your disclosure in the first paragraph which seems to suggest that iVoice`s business will merely consist of licensing its current intellectual property assets.

Potential Dilution Due to Conversion at Below Market Price

4. It appears that intangible assets of approximately $16,800 should be deducted in calculating net tangible book value at September
30,
2004.  Please advise or revise.

Risk Factors

5. Please include a risk factor discussing the penny stock rules and the additional risks classification of the securities as a "penny stock" poses to shareholders.

SpeechSwitch has in the past and may in the future sell additional unregistered convertible securities..., pp. 14-15

6. We note your new risk factor in response to our prior comment no.
8. Your statement in the second bullet of the risk factor discussing a risk of "increasing the potential profits to the holder when the price per share later increases" does not appear to be a risk to investors. Your current investors would share proportionately in an increasing share price. It appears that the pertinent risk is a further depressed stock price as the shares are issued in greater numbers and at a discount to the market price. A sale of such shares in the market would likely result in further downward pressure on the stock price. Please revise or otherwise explain to us why this is a risk.

SpeechSwitch may depend on distribution by resellers and distributors for a significant portion of revenues, p. 19

7. We note your response to our prior comment nos. 28 and 29. It appears that you have material relationships with the four customers that comprise 51% of your revenue. Please identify such customers and disclose the amount of your sales represented by each such customer here or in your business discussion? Additionally, such material agreements and any related assignment and consent may need to be filed as exhibits to the registration statement. Please see
Item 601(b)(10) of Regulation S-K. Be advised that agreements with customers contributing in excess of ten percent of your revenues generally will not be viewed by us as "ordinary course" contracts. Further, please reconcile your disclosure under "Manage OEM and Reseller Accounts" on page 40 with your disclosure in this risk factor and specify on page 40 the percentage of your sales that are derived on a direct basis.

The Distribution of SpeechSwitch Class A Common Stock may result in tax liability to you, pp. 23-24

8. We note your response to our prior comment no. 36. The business appears to have historically generated book-basis losses and would appear to do so again in the current fiscal year. Why do you believe these financial accounting results will vary substantially from the tax-basis results? Notwithstanding your assertion that the transaction is a taxable transaction, the transaction appears to effectively be tax-free and would likely be understood as such by investors in accordance with the tax formulation you present. Please provide a tax opinion supporting the tax consequences you describe.
Please also consider setting forth in your tax section an example of how a sample stockholder determines their tax liability based on your earnings and profit.

In light of the fact that your current earnings and profit cannot be determined until year-end and that the determination of such earnings and profit for tax purposes may differ from such determinations for financial reporting purposes, please discuss whether you or iVoice intends to provide such earnings and profit information to your distributee-shareholders when available or otherwise how they may obtain such information. Please also clarify your disclosure to indicate whether the earnings and profit for each shareholder are calculated on a pro rata basis as of the date of the distribution. Also discuss in the tax section the risks and tax implications to a shareholder of a sale of your stock when the current earnings and profits information is not known to them.

Further, your response states that the governing rule is that the distribution is taxable to the extent of the lesser of (1) the fair market value of the shares and (2) the earnings and profits. Your disclosure, however, seems to suggest that a distributee-shareholder will be taxed on the fair market value of the shares to the extent of any earnings and profits with any excess treated as a tax-free return of capital and thereafter as capital gain. Please explain.

Please also revise the tax matters disclosure to specify the date upon which the fair market value of the shares received in the distribution will be determined for purposes of determining their basis.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, pp. 26-27

9. We note your disclosure in your prospectus summary discussing the board`s balancing of iVoice`s prospective capital requirements with the more likely ability of obtaining financing for the unified messaging software business. Your disclosure in this section starting with the sixth sentence of the last paragraph of this section suggests otherwise Please also reconcile your statement that
"the board has elected not to transfer any part of the working capital balance of iVoice" with the following statement that "iVoice has the ability to satisfy its working capital needs." Please clarify your disclosure.

Separation from iVoice, pp. 27-29

10. With respect to your disclosure regarding the administrative services agreement, do you plan to seek replacement services or provide the services for yourself in the near future? We note your response to our prior comment no. 32 stating your intent to maintain the agreement for the foreseeable future as well as your lack of any current plans to expand personnel.

Results of Operations for the Nine Months Ended September 30, 2004 as
Compared with the Nine Months Ended September 30, 2003, pp. 29-30

11. The discussion of gross margin for the years ended December
31,
2002 and 2003 and the nine months ended September 30, 2003 and
2004
mentions a change in the products and services mix being sold, by providing more consulting and maintenance services. However, the section on critical accounting policies for revenue recognition discloses that the company derives 100% of its revenues from licensing of the company`s product and none from optional support services. We note that the financial statements do not disclose that the company has generated revenues from services, or is engaged in consulting. Please revise so as to be consistent. Further, please provide disclosure in your business section with respect to the consulting and maintenance services that you provide. Please also explain to us the basis for attributing the change in gross margin to product/service mix as opposed to price changes. Do price changes no longer play a role in your change in gross margin for the nine-month and fiscal year periods? Please also disclose the nature of the change in product mix and why such change occurred.

12. We are unable to reconcile the gross margin for the nine months ended September 30, 2004 with your financial statements. Please tell us how you computed gross margin. Further, please note that the numbers disclosed for your loss from operations appears to be for net loss.

13. Please explain to us how a $333,326 increase in interest expense for the nine-month period can be attributed to $400,000 in convertible debentures.

Results of Operations for the Year Ended December 31, 2003 as
Compared with the Year Ended December 31, 2002, pp. 30-31

14. Please discuss the cause for the reduction in professional and consulting fees that resulted in a decrease of $314,126 in general and administrative expense.

Liquidity and Capital Resources, pp. 31-33

15. Please revise your disclosure in the second paragraph of this section. It does not appear that you are raising any proceeds in this public offering. Further, please file the agreement whereby Mr.
Mahoney has agreed to accept Class B common stock in satisfaction of your obligations under his employment agreement. If an oral agreement, please file a written description of the material terms of such agreement. Please also revise your disclosure to discuss the material terms of the agreement. At what price will the Class B common stock be exchanged for your obligations under their employment agreements?

16. We note your revised disclosure regarding the fee to be paid to
Cornell Capital Partners in connection with the convertible debentures. Please disclose whether this fee has and how it will be paid.

17. We note your revised disclosure in the second paragraph on page
32. Please clarify the minimum duration of the period for which you expect the annual going-forward expenses will be no more than $466,000. Please elaborate on the minimum period of planned operations you expect you will be able to fund with the proceeds from the sale of the secured convertible debentures.

18. Please explain the events that led to and the basis for the change in aggregate book value of the speech recognition software business assets from $3,000,000 to $16,800 and when such a change was determined necessary. Was a third-party valuation made of the assets which resulted in the revaluation?

SpeechSwitch`s Management

19. Please identify Mr. Knef as a director in your table presentation.

Employment Agreements, pp. 43-46

20. In your revised disclosure with respect to Messrs. Mahoney and Knef`s employment agreements, please elaborate on the fact that there are only two directors, each of which is a party to their respective employment agreements, and explain how this affects the board`s ability to determine that a future termination is for cause.

Certain Relationships and Related Transactions

21. Please provide disclosure with respect to the security agreement and registration rights agreement with Cornell Capital. Please also include a risk factor discussing the risk to shareholders related to
Cornell Capital`s security interest in substantially all of your assets.

22. Please file the executed note made in favor of Mr. Mahoney for the principal amount of $190,000 as an exhibit and supplementally inform us how the form of note differs from the executed note, if at all. Please confirm that all other exhibits are of the executed agreements noted.

The Distribution

Results of the Distribution, p. 55

23. Please supplementally respond to our inquiries in our prior comment no. 61. Do you intend to adjust the distribution ratio so that the 10 million shares will be allocated among the holders?
Is
this why you have removed the reference to the 1-for-874 share distribution? Please explain how and when you will compute Distribution ratio to achieve the issuance of the desired 10 million shares. Will the shares held in aggregate by nominee holders or will each beneficial owner`s shareholdings be used to determine the shares issuable as well as serve as the basis for any rounding determinations.
Further, please supplementally provide us with an analysis of what you would do in terms of updating your disclosure, if you were to change the Distribution ratio after the effective date. Would you be able to make this change by prospectus supplement and, if so, what is the basis for such belief?

Financial Statements

24. Please advise us supplementally of the reasons that general
and
administrative expenses and other income have been reduced by
$32,334
during the nine months ended September 30, 2004.

Pro Forma Financial Information

25. Please refer to prior comment 69. It appears that no revision to the historical financial statements has been made to reflect the $3,000,000 impairment charge previously reported as a pro forma adjustment. Please revise or advise us supplementally of the reasons why such revision should not be made.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824, or Tia
Jenkins
at (202) 942-1902, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1818 or Barbara Jacobs, Assistant Director, at or (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
cc:	Via Facsimile
	Scott Rosenblum, Esq.
	Marilyn Feuer, Esq.
	Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, New York 10022
	Telephone: (212) 715-9100
	Facsimile:  (212) 715-8000